Viveve Medical, Inc.

150 Commercial Street

Sunnyvale, CA 94086

January 23, 2015

Via EDGAR Correspondence

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Viveve Medical, Inc.
Registration Statement on Form S-1
Submitted November 21, 2014
File No. 333-200458

Dear Ms. Ravitz:

This letter is in response to the comments contained in the Staff’s letter to Viveve Medical, Inc., a Yukon Territory corporation (the “Company”), dated December 18, 2014 (the “Staff’s Letter”) concerning the Company’s Registration Statement on Form S-1 (File No. 333-200458) filed with the Securities and Exchange Commission on November 21, 2014 (the Registration Statement”). We have filed an amendment to the Registration Statement (the “Amendment No. 1”) concurrently with this letter incorporating and/or responding to the requested changes.

The comments set forth in the Staff’s Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the same paragraph number in the Staff’s Letter.

Prospectus Summary, page 1

1.            Please revise the forepart of your summary to highlight where you have appropriate regulatory clearance and, if important to your business prospects, where you have not obtained such clearances. In this respect, we note that you intend to target the U.S. market, but do not have FDA clearance. Also, please briefly explain the significance of “licensed practitioners” on your eventual ability to sell your products in the US.

In response to the Staff’s comment, the Company has revised its disclosures on page 1 of Amendment No. 1.

2.            Since you have limited clinical evidence supporting the effectiveness of your product, please revise throughout to remove qualitative conclusions about your product that are not supported by clinical data. We note for example, your claim that “the RF energy stimulates the formulation of collagen and causes the collagen fibers to remodel thereby tightening the submucosal tissue.” It appears however, that evidence of effectiveness is merely anecdotal.

The results of the Company’s own pre-clinical and clinical trials, independently published scientific data and the results of clinical trials of other companies such as Solta Medical, Inc., with products that use identical technology for other purposes, form the basis for the Company’s conclusions with respect to RF energy and other similar statements. In response to the Staff’s comment, instead of removing such statements, the Company has added disclosure to clarify whether such conclusions regarding the Viveve System or Viveve Treatment are supported by pre-clinical or clinical data that has been made available to the Company. Please see pages 1 and 7 of the Amendment No. 1.

Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

January 23, 2015

 Benefits of the Viveve Solution, page 3

3.            Revise to explain scientific terminology such as “non-ablative,” “clinical patients,” “statistically significant” and “single-arm studies” when you use those terms. In addition, please consider defining terms in context, when you use them, rather than relying on a glossary in the middle of your summary.

In response to the Staff’s comment, the Company has revised its disclosure throughout Amendment No. 1 to explain scientific terminology and concepts when used. Please see pages 1 through 8 and page 46 of Amendment No. 1.

4.            Please revise your reference to expanding the product’s regulatory approvals in the United States market to remove any implication that your product has been approved for sale in the United States. Also, please balance your disclosure, first paragraph on page 3, that 350 non-clinical trial patients have used the treatment with and equally prominent disclosure of your statement on page 46 that the FDA has not approved the product for use in the United States.

In response to the Staff’s comment, the Company has revised its disclosures on pages 1 and 3 of Amendment No. 1.

Statement of Operations Data, page 7

5.            Please present the loss per common share for each period presented. Refer to the Instructions to Item 301 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 6 of Amendment No. 1.

Risk Factors, page 8

Performing clinical studies on…, page 9

6.            Please revise your claim in the penultimate sentence of the second paragraph on page 9 that you may not be completing additional studies to account for your current plans to engage in an OUS Clinical Trial study beginning in the fourth quarter of 2014.

In response to the Staff’s comment, the Company has revised its disclosures on pages 7 and 8 of Amendment No. 1 to indicate that Viveve has initiated a new randomized, blinded and sham-controlled clinical trial in Europe and Canada designed to demonstrate the efficacy of the Viveve Treatment versus a sham controlled procedure for the treatment of vaginal introital laxity. The Company does not currently intend to conduct any head-to-head clinical studies that compare results from treatment with the Viveve System to surgery or treatment with other therapies, and so therefore has not made any changes to any statements in that regard.

Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

January 23, 2015

The results of our clinical trials may…, page 18

7.            We note your disclosure of several risks associated with unsatisfactory clinical trial results. Please also prominently disclose the risk that funding of the second tranche of your September 20, 2014 Loan and Security Agreement is contingent on meeting certain milestones in the OUS Clinical Trials as stated in the last sentence of the third paragraph on page 36.

In response to the Staff’s comment, the Company has revised its disclosures on pages 8 and 17 of Amendment No. 1.

Selling Stockholders, page 27

8.            Please briefly describe the transaction or transactions in which the selling security holders obtained their shares.

In response to the Staff’s comment, the Company has revised its disclosure on page 26 of Amendment No. 1.

Management’s Discussion and Analysis,… page 32

9.            You refer throughout to “funding constraints,” “scaled back” funding efforts and “lack of working capital.” Please clearly describe these challenges, the reasons for them and any plans you have to address them.

In response to the Staff’s comment, the Company has revised its disclosures on pages 32-34 of Amendment No. 1.

10.          Please explain what you mean when you state that the bridge notes and interest were “extinguished” in the fifth paragraph on page 32. Did the holders accept something in exchange for the notes, such as stock or cash?

The term “extinguished” refers to the cancellation of the referenced bridge notes and interest which was a condition to the closing of the Merger pursuant to the terms and conditions of a Convertible Note Termination Agreement, dated May 9, 2014, by and between Viveve, Inc. and 5AM Co-Investors II, LP, a Convertible Note Termination Agreement, dated May 9, 2014 (collectively, the “5AM Note Termination Agreements”), by and between Viveve, Inc. and 5AM Ventures II, LP (together with 5AM Co-Investors II, LP, the “5AM Parties”) and a Convertible Note Exchange Agreement, dated May 9, 2014 (the “GBS Note Exchange Agreement”) by and between Viveve, Inc. and GBS Venture Partners Limited, trustee for GBS BioVentures III (“GBS”). In accordance with the terms and conditions of the 5AM Note Termination Agreements, the 5AM Parties acknowledged and agreed that the benefits received from the closing of the Merger, including the portion of the merger consideration issued to the 5AM Parties in accordance with the terms of the merger agreement was full and fair consideration to cancel or extinguish all principal and interest underlying the notes held by such holders. In accordance with the terms of the Note Exchange Agreement, GBS agreed to cancel and extinguish all principal and interest underlying the notes held by GBS in exchange for a warrant to acquire such number of shares of common stock of the Company equal to 5% of the issued and outstanding common stock of the Company following the effective date of the Merger. The cancellation of the convertible bridge notes and related accrued interest were accounted for as part of the Merger transaction and no gain was recorded in the statement of operations.

Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

January 23, 2015

In response to the Staff’s comment, the Company has revised its disclosure on page 31 of Amendment No. 1 to more fully explain the transactions surrounding the termination of the bridge notes. In addition, the Company has clarified its related party disclosures on pages 63-64 of the Amendment No. 1 and filed the 5AM Note Termination Agreements and GBS Note Exchange Agreements as Exhibits 10.31, 10.32 and 10.33 of the Amendment No. 1.

11.          We note your disclosure on the fourth page of Part II regarding the exemptions you relied upon for the merger. Please clarify how you determined to rely upon 4(a)(2) of the Securities Act of 1933 and Rule 506 of Regulation D. It appears that you may have exchanged stock only with accredited investors and provided a cash payment to all others. Please confirm whether our understanding is correct.

In response to the Staff’s comment, the Company has revised the disclosure on the fourth page of Part II regarding the exemptions relied upon for the Merger.  More specifically, the Company determined that the issuance of the securities qualified for an exemption under 4(a)(2) of the Securities Act of 1933 (the “Securities Act”) and Rule 506(b) of Regulation D because the stockholders of Viveve, Inc. (i) who received the merger consideration were accredited investors, as defined in Rule 501 of Regulation D promulgated under the Securities Act and (ii) had access to information about the Company that was generally the same as information required to be delivered in a registered offering. In addition, the merger consideration was offered to less than 35 non-accredited stockholders and the Company did not use any form of general solicitation or advertising to offer the securities issued.

Additionally, the Staff’s understanding that the Company exchanged stock only with accredited investors and provided a cash payment to non-accredited investors is correct.

12.          Please disclose the terms of all material agreements here. We note your reference to a Form 8-K for a further description of your Loan and Security Agreement with Square 1 Bank, but that disclosure is not properly incorporated by reference.

In response to the Staff’s comment, the Company has revised its disclosure accordingly. Please see pages 31-32 of the Amendment No. 1.

Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

January 23, 2015

Liquidity and Capital Resources, page 36

13.          Please disclose any current commitments for the second tranche of your September 20, 2014 Loan and Security Agreement and any uncertainties that you reasonably expect will have an unfavorable impact on receiving the second tranche as required by Item 303(a)(2) and (3).

In response to the Staff’s comment, the Company has revised its disclosure on page 35 of Amendment No. 1.

Market for a Proven Solution,… page 41

14.          You refer to a consumer survey on page 41 and indicate that its results “suggested that vaginal laxity is a significant unmet need.” Please provide us a copy of this survey supplementally.

In response to the Staff's comment, the Company is sending to the Staff, under separate cover, copies of the OBGYN Alliance Physician Survey and Q&A Research Consumer Survey referenced on pages 39 and 40 of the S-1, respectively. Pursuant to Rule 418(b) of the Securities Act, the Company respectfully requests that the Staff return such surveys upon completion of its review.

15.          Please discuss whether your scheduled OUS clinical trial was designed in conjunction with your goal of FDA clearance and what it is intended to show.

In response to the Staff’s comment, the Company has revised its disclosure to disclose that the Company’s OUS Clinical Trial was initiated in the fourth quarter of 2014 and to describe the goal of the OUS Clinical Trial. The disclosure in response to this comment has been provided on pages 45 and 46 of the Amendment No. 1 under the heading Clinical Research.

Manufacturing, page 48

16.          Please revise your statement in the second sentence of the last paragraph on page 48 that you do not forecast any material costs due to compliance with environmental laws or regulations to account for your disclosure on page 14 that your cooling system may soon be out of compliance with environmental regulations in the United States and European markets. Refer to Regulation S-K Item 101(h)(4)(xi).

The phase out of hydroflurocarbon is anticipated to occur over a 10 year period. While the Company does not believe that it will be required to incur any material costs over the next 12 months in connection with the phase out, in response to the Staff’s comment, the Company has revised its disclosure accordingly. Please see page 47 of the Amendment No. 1.

17.          Please clarify the penultimate sentence on page 48 to account for the one year warranty your products have as stated in paragraph eight, Product Warranty, page F-7 and paragraph three, Product Warranty, page F-36.

In response to the Staff’s comment, the Company has revised its disclosure on page 47 of Amendment No. 1.

Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

January 23, 2015

Patents and Proprietary Technology, page 49

18.          Please clarify whether your rights to the patents from the Stellartech Agreement have expired and indicate the portion of your business affected by those patents. Also, clarify the effect that a failure to meet the Minimum Commitment requirement would have on your rights to those patents.

The Company has revised its disclosure to clarify that the intellectual property underlying the Stellartech Agreement is related to know-how applicable to the manufacturing and repair of the Viveve System not patents. As stated on page 12 of our Risk Factors, Stellartech is the sole manufacturer of the Viveve System and while the parties continue to operate under the terms of the Stellartech Agreement, such agreement has expired by its terms and has not been formally extended as of the date of the filing of the Amendment No. 1. As stated on page 49 of the Amendment No. 1, the Minimum Commitment has not been met and therefore the Company is not permitted to take the know-how underlying the Stellartech Agreement to another manufacturer. If Stellartech refuses or is unable to meet our delivery requirements for the Viveve System, our business could be materially adversely effected. The Company has revised its disclosure on page 49 accordingly.

Agreement with Stellartech Research Corporation, page 50

19.          It appears that Stellartech manufactures your Viveve system, but also supplies you with generators for that system and licenses you certain intellectual property. Since your relationship with Stellartech appears to be so significant to your business, please provide more details around why you have not renewed your contractual relationship and what it means that Stellartech has not licensed its technology to you due to your failure to meet the minimum license condition. This may also be appropriate disclosure for your summary, in light of its apparent significance. Please revise or advise.

We continue to work with Stellartech under the original terms of the Agreement, and therefore do not believe that it is necessary to extend resources in order to formally renew the contract. As noted above, the failure to meet the Minimum Commitment results in the Company’s inability to transfer the intellectual know-how to another manufacturer. The Company has included additional disclosure in the summary on page 49 of the Amendment No. 1.

Agreement with Solta Medical, page 50

20.          Please explain whether the limitations in this agreement around use in initial clinical trials only will impact your ability to commercialize your product.

The Company does not believe that the limitations surrounding the use of the cryogen cooling method and coupling fluid for use with our compatible radio frequency medical device for the limited purpose of conducting our initial clinical trials, will impact the ability to commercialize our product. The Coupling Fluid License and Product Supply Agreement entered into on September 30, 2010, permits the use and sale of the coupling fluid for commercial purposes and, despite the terms of the original agreement, it is understood and agreed by the parties that this cooling method will also be utilized for commercial purposes. In response to the Staff’s comment, the Company has revised its disclosure on page 49 of Amendment No. 1 to clarify.

Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

January 23, 2015

Government Regulation, page 51

21.          Please provide approximate standard timelines for achieving government approvals to sell your products in the jurisdictions you plan to target.

In response to the Staff’s comment, the Company has revised its disclosure to describe the approximate standard timeline for achieving government approval to sell the Viveve System in the jurisdictions it intends to target in the near future. Please see page 50 of the Amendment No. 1.

Index to Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets, page F-2

22.         Please provide us with a rollforward of your equity accounts from December 31, 2013 to September 30, 2014 showing how you have accounted for the impact of the recapitalization transaction in stockholders’ equity. In this regard, please explain to us how you arrive at 18,016,662 shares of common stock outstanding at September 30, 2014.

A rollforward of our equity accounts from December 31, 2013 to September 30, 2014 showing how we have accounted for the impact of the recapitalization transaction in stockholders' equity has been provided to the Staff on a supplemental basis.

Note 2 – Summary of Significant Accounting Policies

Net Loss per Share Attributable to Common Stockholders, page F-8

23.          Please explain to us how the weighted average shares were calculated for the interim periods presented, given the shares outstanding noted in the balance sheets on page F-2.

The weighted average shares for the interim periods were presented in accordance with 805-40-45-4 and 805-40-45-5 of the FASB Accounting Standards Codification.

Independent Auditors’ Report, page F-25

24.          We note the independent auditors’ report states the audit was conducted in accordance with auditing standards generally accepted in the United States of America. In accordance with Rule 2-02(b) of Regulation S-X and Public Company Accounting Oversight Board Auditing Standard No. 1, please have your auditor revise its report to state, if true, that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

In response to the Staff’s comment, the Company has amended its filing to include a revised report from its independent registered public accounting firm stating that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

January 23, 2015

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-33

25.          Please disclose that all share data has been retroactively restated for the effect of your 1 for 100 reverse split on September 23, 2014 and your policy for computing earnings per share. Refer to paragraphs 260-10-55-12 and 235-10-50-3 of the FASB Accounting Standards Codification.

The 1 for 100 reverse stock split was completed by the Company prior to the consummation of the Merger with Viveve, Inc. The shares of common stock outstanding prior to the consummation of the Merger were split adjusted and included the number of shares of common stock outstanding post-Merger. In response to the Staff’s comment, the Company has supplementally provided the Staff with an equity rollforward to show how the recapitalization transaction was accounted for and the detail of the 18,016,622 outstanding shares of common stock as of September 30, 2014. In light of the foregoing, the Company believes that paragraph 260-10-55-12 is not applicable. The Company has included its policy for computing earnings per share, in accordance with paragraph 235-10-50-3 of the FASB Accounting Standards Codification, on page F-35 of the Amendment No. 1.

The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in this letter and the filings referenced herein; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please do not hesitate to contact the undersigned at (408) 530-1900 x 204 or by email at sdurbin@viveve.com or Kevin Friedmann of Richardson & Patel, LLP at (310) 208-1182 or by email at kfriedmann@richardsonpatel.com or Melanie Figueroa at (212) 931-8713 or by email at mfigueroa@richardsonpatel.com.

Very truly yours,

VIVEVE MEDICAL, INC.

By:	/s/ Scott Durbin
Scott Durbin
Chief Financial Officer

VIVEVE MEDICAL, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

	Convertible Preferred Stock		Convertible Preferred Stock								Total
	Series A		Series B		Common Stock: par value $0.001		Common Stock: no par value		Additional Paid-In	Accumulated	Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balances as of December 31, 2013	23,863,302	$23,863	171,199,348	$171,199	6,555,305	$6,556	-	$-	$22,395,684	$(29,904,925)	$(7,307,623)
											-
Extinguishment of related party convertible notes and related accrued interest									5,397,278		5,397,278
Extinguishment of warrants									572,481		572,481
Stock exchange pursuant to Merger Agreement	(23,863,302)	(23,863)	(171,199,348)	(171,199)	(6,555,305)	(6,556)	3,743,282	28,550,563	(28,365,443)		(16,498)
Issuance of common stock upon automatic conversion of warrant in connection with extinguishment of related party convertible notes							943,596
PLC common stock							2,024,217
Private placement offering, net of issuance costs							8,389,187	4,204,220			4,204,220
Conversion of outstanding amount of principal and interest of certain bridge notes in connection with private placement offering							2,916,380	1,545,678			1,545,678
Issuance of warrants in connection with note payable								622,170			622,170
Stock-based compensation expense								143,643			143,643
Net loss										(4,437,399)	(4,437,399)
Balances as of September 30, 2014	-	$-	-	$-	-	$-	18,016,662	$35,066,274	$-	$(34,342,324)	$723,950